AVALON VENTURES LTD.

111 Richmond St. West, Suite 1005, Toronto, ON Canada M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
Email: admin@avalonventures.com
www.avalonventures.com

RECEIVED
2006 SEP -5 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 22, 2006

FILE NO. 82-4427

06016506

SUPPL

Office of International Corporate Finance
US Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
USA

Attention: Mr. Michael Coco

Dear Mr. Coco:

Re: Avalon Ventures Ltd. (the "Company") – File No. 82-4427

Further to our telephone conversation last week, I would advise that I received today a postcard from the SEC stating that Avalon Ventures Ltd. had been added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please find enclosed the following disclosure documents filed by the Company in Canada for filing with your office under rule 12g3-2(b):-

1. Northwest Territories Form 27 – Annual Return Extra-Territorial Corporation together with Form 24 – Notice of Change of Address of Directors, dated July 24, 2006, filed July 31, 2006 as number ET 6083

Yours truly,

AVALON VENTURES LTD.

Marie D. Thorne
Secretary
Encl.

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

c.c. Jeffrey T.K. Fraser, LLB,
Lexus Law Group
1550-1185 West Georgia Street
Vancouver, B.C. V6E 4E6

dlw 9/5

FILE NO. 82-4427

Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION
FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT
No.: ET 0083
Date: July 31, 2006
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

AVALON VENTURES LTD.

2) This return contains information current to and including — Le présent rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION	MM 07 / DD/J 24	MOIS ET JOUR DE CONSTITUTION OU DE FUSION
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	YYYY / ANNÉE 2006	ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? — YES/OUI [✓] NO/NON [ ] — L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? — YES/OUI [✓] NO/NON [ ] — L'adresse actuelle du siége social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? — YES/OUI [✓] NO/NON [ ] — La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés ?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? — YES/OUI [✓] NO/NON [ ] — Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
July 24, 2006	[signature]	
	DONALD S. BUBAR	PRESIDENT + CEO

Northwest Territories

FORM 24
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF ADDRESS OF DIRECTORS
EXTRA-TERRITORIAL CORPORATION
FORMULE 24
LOI SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT D'ADRESSE 'ADMINISTRATEURS
D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉ

No.: ET6083

Date: July 31 2006

For: Magnolia Unka

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

AVALON VENTURES LTD.

2) The address of the following directors has changed as indicated: — L'adresse des administrateurs suivants a changé tel qu'indiqué :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)
DALE CORMAN	1871 ALBERNI ST VANCOUVER, B.C. V6G 3H9

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
JULY 24, 2006	[signature]	PRESIDENT + CEO